CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$31,020,000	$3,554.89

(1)                                            Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 14, 2011 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$31,020,000

CAPPED & FLOORED FIXED-TO-FLOATING RATE NOTES DUE OCTOBER 19, 2016

Principal Amount:	US$31,020,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	October 19, 2011
Original Trade Date:	October 14, 2011	Maturity Date:	October 19, 2016
CUSIP:	06738KXK2	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06738KXK23
Interest Rate Type:		Day Count Convention:
☒ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate	☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR ☒ LIBOR Designated LIBOR Page: Reuters: LIBOR01	☐ Prime Rate ☐ Treasury Rate ☐ Other
Index Maturity:	3 months
Interest Rate:

For each Interest Period commencing on or after the Original Issue Date,  to but excluding October 19, 2013: the Initial Interest Rate

For each Interest Period commencing on or after October 19, 2013, the interest rate per annum will be equal to Reference Rate plus the Spread, subject to the Maximum Interest Rate and the Minimum Interest Rate.

Initial Interest Rate:	4.50%
Spread:	2.00%
Minimum Interest Rate:	2.50%
Maximum Interest Rate:	7.00%
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on the 19th day of each January, April, July and October, commencing on January 19, 2012 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period commencing on or after October 19, 2013, the first day of such Interest Period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$31,020,000	$387,750	$30,632,250

(1)    Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                 Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                 Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                 Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                 Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after the initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                 Maximum Interest Rate—The Interest Rate on the Notes for any Interest Period commencing on or after October 19, 2013 will be limited to the specified Maximum Interest Rate.  As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

•                 Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                 Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes.  In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                 Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                 Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period where a floating rate is applicable.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after October 19, 2013, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the Spread to the Reference Rate for that Interest Period,  while taking into account any Minimum Interest Rate and the Maximum Interest Rate.

Once the Calculation Agent has determined the value of the Reference Rate for the Interest Period, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by first adding the Reference Rate and the Spread and then assessing the sum relative to the Maximum Interest Rate and the Minimum Interest Rate.  The per annum Interest Rate for that Interest Period will be the sum of the Reference Rate and the Spread unless such sum is greater than the Maximum Interest Rate or less than the Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is greater than the Maximum Interest Rate, the per annum Interest Rate for that Interest Period will be the Maximum Interest Rate.  If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Period will be the Minimum Interest Rate.

The following examples illustrate how the Interest Rate for the particular Interest Period where a floating rate applies would be calculated:

Example 1:                               The per annum Interest Rate equals the Reference Rate plus the Spread

Based on a hypothetical Reference Rate equal to 4.50% and the specified Spread of 2.00%, the Interest Rate would be 6.50% (the Reference Rate plus the Spread).

Example 2:                               The per annum Interest Rate equals the Maximum Interest Rate

Based on the Maximum Interest Rate of 7.00% and a hypothetical Reference Rate equal to 5.50% and the Spread of 2.00%, the Interest Rate (without taking the Maximum Interest Rate into account) would equal 7.50% (the Reference Rate plus the Spread).  However, because of the Maximum Interest Rate of 7.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 7.00%.

Example 3:                               The per annum Interest Rate equals the Minimum Interest Rate

Based on the Minimum Interest Rate of 2.50% and a hypothetical Reference Rate equal to 0.25% and the Spread of 2.00%, the Interest Rate (without taking the Minimum Interest Rate into account) would equal 2.25% (the Reference Rate plus the Spread).  However, because of the Minimum Interest Rate of 2.50%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Minimum Interest Rate of 2.50%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder).  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

US$31,020,000

BARCLAYS BANK PLC

CAPPED & FLOORED FIXED-TO-FLOATING RATE NOTES DUE OCTOBER 19, 2016

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)